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                           February 7, 2024

       Jason Dubinsky
       Chief Financial Officer
       Morningstar, Inc.
       22 West Washington Street
       Chicago, IL 60602

                                                        Re: Morningstar, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
December 15, 2023
                                                            File No. 000-51280

       Dear Jason Dubinsky:

              We have reviewed your December 15, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       6. Segment and Geographical Area Information, page 93

   1. We have considered your November 9, 2023 and December 15, 2023 responses to our comments. Based upon
the information provided, we do not believe the aggregation
                                                        criteria in ASC
280-10-50-11 have been met and therefore object to your aggregation of the Enterprise,
Pitchbook, and Morningstar Sustainalytics operating segments and the
                                                        Morningstar Indexes,
Wealth, and Retirement operating segments. Please revise your disclosures
accordingly.
              Please contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters.
 Jason Dubinsky
Morningstar, Inc.
February 7, 2024
Page 2

FirstName LastNameJason Dubinsky   Sincerely,
Comapany NameMorningstar, Inc.
                                   Division of Corporation Finance
February 7, 2024 Page 2            Office of Finance
FirstName LastName